UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Strategic Innovations Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

75 Virginia Road

2nd Floor, Suite V1

North White Plains, NY 10603

Telephone Number (including area code):

(212) 810-1477

Name and address of agent for service of process

Thaddeus Leszczynski, Secretary

Strategic Innovations Funds Trust

2nd Floor, Suite V1

75 Virginia Road

North White Plains, NY 10603

With a copy to:

Jeremy Senderowicz

Vedder Price PC

31st Floor

1633 Broadway

New York, NY 10019

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[ ] Yes	[X] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Oxford and State of Florida on November 18, 2021.

STRATEGIC INNOVATIONS FUNDS TRUST

By:	/s/ John Pileggi
Name: John Pileggi
Title: Trustee

Attest:	/s/Thaddeus Leszczynski
Name:	Thaddeus Leszczynski
Title:	Secretary